Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Alternext. – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. – 6 - 2009

MARCH 11, 2009
FOR IMMEDIATE RELEASE

INFILL DRILLING INCREASES MINERAL RESOURCES AT JOANNA

Aurizon Mines Ltd. (TSX: ARZ; NYSE Alternext: AZK) reports that an updated mineral resource estimate has been completed for the Joanna Property, located in north western Quebec, Canada.  The new updated mineral resource estimate has been prepared by SGS Geostat Ltd. (“Geostat”).

The updated measured and indicated mineral resource estimate integrates results of the 2008 infill drilling program completed within the limit of the proposed pit outline of the Hosco Block and the results of all exploration drilling performed outside of that pit contour above 300 metres.  The inferred mineral resources are estimated down to 600 metres.

▪

Measured and Indicated mineral resources have increased by 900,000 ounces in comparison with the previous estimate of September, 2007.  The increase is mainly within the pit outline as proposed in the BBA preliminary assessment report of May, 2008

▪

Inferred mineral resources estimates decreased by 151,000 ounces in comparison with the previous estimate of September, 2007.  The decrease is mainly due to the upgrade of resources to the measured and indicated category.

In addition to the upgrading of previously reported mineral resources, total resources have increased within and along the extension of the previous mineral resources outline.

JOANNA MINERAL RESOURCES ESTIMATE (1,2,3,)
		December, 2008			September 2007
Mineral Resources		Tonnes	Grade Grams/tonne	Gold Ounces	Tonnes	Grade Grams/tonne	Gold Ounces	Gain (loss) Ounces
Measured	Hosco	18,500,000	1.4	827,000	-	-	-	827,000
Indicated	Hosco Heva	11,100,000 4,200,000	1.3 1.9	446,000 257,000	8,200,000 3,100,000	1.6 2.1	420,000 210,000	26,000 47,000
Total Measured and Indicated		33,800,000	1.4	1,530,000	11, 300,000	1.7	630,000	900,000
Inferred	Hosco Heva	19,800,000 8,600,000	1.2 1.8	774,000 488,000	24,300,000 4,300,000	1.5 1.9	1,150,000 263,000	(376,000) 225,000
		28,400,000	1.4	1,262,000	28,600,000	1.5	1,413,000	(151,000)

(1)

Mineral Resources which are not mineral reserves do not have demonstrated economic viability

Aurizon News Release
INFILL DRILLING INCREASES MINERAL RESOURCES AT JOANNA
March 11, 2009

(2)

Measured and indicated mineral resources for 2008 are reported to a depth of 300 metres at a cut off grade of 0.5 grams of gold per tonne.  Inferred mineral resources for 2008 are related to a depth of 600 metres at a cut off grade of 0.5 grams of gold per tonne.  Mineral resources for 2007 are reported to a depth of 600 metres at cut-offs from 0.5 to 1.5 grams of gold per tonne, depending of depth.

(3)

Historical production of 9,700 oz (Hosco) and 10,700 oz (Heva), has not been subtracted from indicated and measured resources.

The mineral resource estimate is in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definitions Standards for mineral resources and reserves and has been completed in accordance with the National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

“As the updated mineral resource estimate has confirmed the quality of the existing mineral resources, Aurizon is proceeding with the pre-feasibility study which will include all necessary technical and economic aspects for the project and address environmental and social issues, including the results of future discussions with local and municipal organizations.” said Michel Gilbert, ing. Vice President.

MINERAL RESOURCES – VARIABLE CUT-OFF GRADES
Cut-off (g/t)	Property	Measured			Indicated			Total Measured & Indicated
		Tonnes (M)	Grade (g/t)	Ozs (000)	Tonnes (M)	Grade (g/t)	Ozs (000)	Tonnes (M)	Grade (g/t)	Ozs (000)
0.5	Hosco	18,524	1.4	827	11,072	1.3	446	29,596	1.3	1,273
	Heva	-	-	-	4,203	1.9	257	4,203	1.9	257
	Total	18,524	1.4	827	15,275	1.4	703	33,799	1.4	1,530
1.0	Hosco	13,476	1.6	691	6,899	1.5	337	20,375	1.6	1,028
	Heva	-	-	-	3,670	2.1	244	3,670	2.1	244
	Total	13,476	1.6	691	10,569	1.6	581	24,045	1.6	1,272
1.5	Hosco	5,762	2.1	385	2,431	2.1	162	8,193	2.1	547
	Heva	-	-	-	2,467	2.5	195	2,467	2.5	195
	Total	5,762	2.1	385	4,898	2.2	357	10,660	2.2	742

		Inferred
Cut-off (g/t)	Property	Tonnes (M)	Grade (g/t)	Ozs (000)
0.5	Hosco	19,767	1.2	774
	Heva	8,586	1.8	488
	Total	28,353	1.4	1,262
1.0	Hosco	12,618	1.4	586
	Heva	7,775	1.9	466
	Total	20,393	1.6	1052
1.5	Hosco	3,953	2.0	249
	Heva	5,403	2.1	368
	Total	9,356	2.0	617

Aurizon News Release
INFILL DRILLING INCREASES MINERAL RESOURCES AT JOANNA
March 11, 2009

Geology

Mineralization at Joanna is closely related to the east-west Cadillac Fault and forms a 200 metre wide corridor composed of different mineralized lenses parallel to the fault, dipping 55 degrees to the north.  Mineralization takes the form of a few millimetres to 15 centimetres wide quartz veins networks inside finely disseminated sulphides.  Mineralization has been defined and correlated based on altered mineral assemblages (biotite, tremolite, carbonates, muscovite, tourmaline, chlorite), quartz textures, deformation features and sulphides types (pyrrhotite and arsenopyrite). Mineralization is concentrated within two main sectors, respectively, Hosco on the eastern side and Heva on the western side.

At Hosco, mineralization is located within three lenses, one located north of the fault and two others at the southern side.  Each lens shows a thickness between 15 and 60 metres and a variable lateral extension between 300 and 700 metres. At Heva, lenses are always located south of the fault and rarely exceed 10 metres.

Data

Data from drilling and underground channel sampling have been used for the mineral resource estimate, including holes completed by previous owners and four hundred and seventy (470) holes, totaling 134,489 metres, completed by Aurizon.  All holes were drilled between Sections 4,200m East and 9,700m East.  At Hosco, infill drilling at an average spacing of 25 metres was completed between section 8,200m East and 9,300m East from surface to a depth of 200 metres.

Preliminary assessment

BBA Inc. completed a Preliminary Assessment Report based on the mineral resources contained in the Hosco block, as calculated in September, 2007. See news release dated May 12, 2008, and the Preliminary Assessment Report filed under the Company’s profile at www.sedar.com “BBA Preliminary Assessment” dated May 22, 2008.  The preliminary assessment has not been revised to incorporate the updated resource estimate prepared by Geostat.

Hosco mineral resources

Aurizon holds an option to earn a 100% interest in the mineral claims containing the Hosco mineral resources.

Heva mineral resources

The Heva block covers mineral claims under two different option agreements, namely the Vantex agreement and Feifer option. Aurizon holds a 75% interest in the claims held under the Vantex agreement, with the residual 25% interest held by Stellar Pacific Ventures Inc, subject to dilution, and a 100% interest in the claims held under the Feifer option. Mineral resources contained in the Vantex claim blocks comprise indicated mineral resources of 2,012,000 tonnes at an average grade of 2.4 grams of gold per tonne, and inferred mineral resources of 1,386,000 tonnes at an average grade of 2.0 grams per tonne (at a variable cut-off with depth). No work has been performed on the Vantex claims since the previous mineral resource estimate of September, 2007.

Aurizon News Release
INFILL DRILLING INCREASES MINERAL RESOURCES AT JOANNA
March 11, 2009

Outlook

Two (2) drill rigs are currently active on the Joanna property, one to test a deep exploration target 400 to 700 metres down-plunge from the existing mineral resource contour, and a second drill rig is testing geophysics targets in the northern part of the property and will explore the main horizon along the recently optioned Alexandria property, to the east of the Hosco Block.

The pre-feasibility study will incorporate the new resource estimate on the Hosco block of the Joanna property as well as the results from the metallurgical and geo-mechanical tests and studies currently in progress.  In addition, a preliminary economic assessment study will be initiated on the Heva (West) block.  The studies are expected to be completed during the third quarter, 2009.

Qualified Person and Quality Control

Information of a scientific or technical nature in this news release has been prepared by or under the supervision of Ghislain Fournier ing., Corporate Development Manager and Martin Demers, P.Geo, Exploration Manager of the Company.  Mineral resource estimates were prepared by Michel Dagbert of Geostat, a “qualified person” as defined by National Instrument 43-101.

Additional Information

Additional information required by Part 3 of NI 43-101 and not otherwise contained in this news release can be found in the “Technical Report Resource modeling & estimation update Joanna Gold deposit”, dated October 26, 2007 and the “Technical Report NI 43-101 Preliminary Assessment for the Joanna Gold Project”, dated May 22, 2008, which can be found under Aurizon’s profile on www.sedar.com.

Two sketches are attached showing the updated resource outline at the Joanna Gold Project.  An appendix is also attached detailing the technical parameters used for the mineral resource estimate.  All other information previously released on Joanna is also available on Aurizon’s website at www.aurizon.com.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Alternext (formerly the American Stock Exchange) under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
Or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Jen Power: jpower@renmarkfinancial.com
Media: Vanessa Napoli: vnapoli@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon News Release
INFILL DRILLING INCREASES MINERAL RESOURCES AT JOANNA
March 11, 2009

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements" and “forward-looking information” within the meaning of applicable securities legislation. These forward-looking statements include, but are not limited to, statements and information regarding estimated mineral resources, anticipated effect of the completed drill results on the Joanna project, a preliminary assessment, timing of a pre-feasibility study, and timing and expectations for future work programs.  Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. Forward-looking statements are based on certain assumptions, including, those referred to in this news release and, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in the technical report for the property, and involve risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, delays in work programs due to shortage of labour, equipment or financial resources, environmental risks and hazards and other risks of the mining industry; and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable

Aurizon News Release
INFILL DRILLING INCREASES MINERAL RESOURCES AT JOANNA
March 11, 2009

Appendix

Technical Parameters – Mineral Resource Estimate

Technical parameters used for the updated mineral resource estimate are as follows:

▪

For the block model calculation, the block size is 5m (EW) x 2m (NS) x 5m (Z)

▪

The average gold grade of each block is interpolated by ordinary kriging from the grades of nearby
2 metre composites.

▪

Higher grade intercepts have been revised and capped at 15 grams of gold per tonne on the 2 metre composite, in comparison with 25 grams of gold per tonne on 1metre composite at Heva and 15 grams of gold per tonne at Hosco as previously used.

▪

The specific gravity used in the tonnage calculation is 2.66 tonnes per cubic metre.

▪

The minimum cut off grade of 0.5 grams of gold per tonne, which is in line with the BBA preliminary assessment completed in 2008, was based on a gold price of US$650 per ounce, a Canadian dollar exchange rate of 1.17, and milling recovery of 77%.

AURIZON MINES LTD.
JOANNA PROJECT (QUEBEC)
Level Plan 4900m (-110m)
Measured Resources
Indicated Resources
Inferred Resources
1550N
1350N
8500E
9000E
NORTH
SOUTH
0
100m
Plan View
W
E
5010m
8500E
9000E
9500E
Level 4900m
4800m
4700m
4400m
Previous Pit Outline
(as reference)
Diabase Dyke
Measured Resources
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
0
100m
Composite Longitudinal Section
as of December 31, 2008

Reference: News Release Issue: No. 6 - 2009 - Sketch A - March 11, 2009

JOANNA PROJECT
Plan View
354000E
359000E
364000E
5345000N
QUEBEC
Henricksen
Feifer
O.Conner
Cadillac Break
Doyon 10Km
117
Vantex
Alexandria
0
2km
Ore Zone Surface Projection
Composite Longitudinal Section
W
E
5 km
Previous Pit Outline
(as reference)
4700m
Diabase Dyke
4400m
Measured & Indicated Resources : 1,530,000 oz
Inferred Resources : 1,262,000 oz
Vantex
Joanna
Measured Resources
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Pit Contour
AURIZON MINES LTD.
JOANNA PROJECT
QUEBEC
as at December 31, 2008

Reference: News Release Issue: No. 6 - 2009 - Sketch B - March 11, 2009